As filed with the Securities and Exchange Commission on December 10, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENERGY TRANSFER LP

(Exact name of registrant as specified in its charter)

Delaware	30-0108820
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8111 Westchester Drive, Suite 600

Dallas, TX 75225

(214) 981-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas E. Long

Chief Financial Officer

Energy Transfer LP

8111 Westchester Drive, Suite 600

Dallas, TX 75225

(214) 981-0700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas P. Mason Executive Vice President & General Counsel Energy Transfer LP 8111 Westchester Drive, Suite 600 Dallas, TX 75225 (214) 981-0700	William N. Finnegan IV Debbie P. Yee Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☑

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Unit (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Units	40,000,000	$15.035	$601,400,000	$72,890

(1)

Pursuant to Rule 416 under the Securities Act, the common units being registered hereunder include such indeterminate number of common units as may be issuable with respect to the common units being registered hereunder as a result of unit splits, unit dividends or similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. The proposed maximum offering price per unit is calculated based on the average of the high and low sales prices per unit of the registrant’s common units on December 3, 2018, as reported on the New York Stock Exchange.

PROSPECTUS

ENERGY TRANSFER LP

Distribution Reinvestment Plan

40,000,000 Common Units

With this prospectus, we are offering participation in our Distribution Reinvestment Plan (the “Plan”) to owners of our common units. We have appointed American Stock Transfer & Trust Company, LLC as the administrator of the Plan. The Plan provides a simple and convenient means of investing in our common units.

Plan Highlights:

•	You may participate in the Plan if you currently are a unitholder of record of our common units or if you own our common units through your broker (by having your broker participate on your behalf).

•	You may purchase additional common units by reinvesting all or a portion of the cash distributions paid on your common units.

•

You may purchase our common units at a discount ranging from 0% to 5% (currently set at 0.0%) without paying any service fees, brokerage trading fees or other charges. (Note: If you participate in the Plan through your broker, you should consult with your broker; your broker may charge you a service fee.)

Your participation in the Plan is voluntary, and you may terminate your account at any time.

You should read carefully this prospectus before deciding to participate in the Plan. You should read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and for our financial statements.

Our common units are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “ET.”

Investing in our common units involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risk factors described under “Risk Factors” beginning on page 4 of this prospectus before enrolling in the Plan.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 10, 2018.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ENERGY TRANSFER LP

We are one of the largest publicly traded master limited partnerships in the United States in terms of equity market capitalization (approximately $37.3 billion as of December 5, 2018). We were formerly known as Energy Transfer Equity, L.P. and our common units were previously traded on the NYSE under the ticker symbol “ETE”. On October 19, 2018, we completed a transaction in which our wholly-owned subsidiary merged with and into Energy Transfer Partners, L.P. (“ETP”) with ETP surviving the merger as our subsidiary. Following the merger, we changed our name to “Energy Transfer LP” and our common units began trading on the NYSE under the new ticker symbol “ET”. ETP also changed its name to “Energy Transfer Operating, L.P.” and its common units ceased trading on the NYSE. We are managed by our general partner, LE GP, LLC.

The primary activities in which our subsidiaries are engaged, all of which are in the United States, are as follows:

•	Natural gas operations, including the following:

•	natural gas midstream and intrastate transportation and storage; and

•	interstate natural gas transportation and storage.

•	Crude oil, natural gas liquids (“NGLs”) and refined product transportation, terminalling services and acquisition and marketing activities, as well as NGL storage and fractionation services.

In addition, through our ownership of Energy Transfer Operating, L.P. (“ETOLP”), we own (i) Lake Charles LNG Company, LLC, an entity that owns a fully constructed liquefied natural gas (“LNG”) import terminal and regasification facility near Lake Charles, Louisiana; (ii) the general partner, approximately 28.5 million common units and 100% of the incentive distribution rights in Sunoco LP (NYSE: SUN) (“Sunoco”); and (iii) the general partner and approximately 39.7 million common units and 6.4 million Class B units of USA Compression Partners, LP (NYSE: USAC) (“USAC”).

We are a limited partnership formed under the laws of the State of Delaware. Our principal executive offices are located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, and our telephone number at that location is (214) 981-0700. We maintain a website at http://www.energytransfer.com that provides information about our business and operations. Information contained on this website, however, is not incorporated or otherwise a part of this prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains various forward-looking statements and information that are based on our beliefs and those of our general partner, as well as assumptions made by and information currently available to us. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “estimate,” “intend,” “could,” “believe,” “may,” “will” and similar expressions and statements regarding our plans and objectives for future operations, are intended to identify forward-looking statements. Although we and our general partner believe that the expectations on which such forward-looking statements are based are reasonable, neither we nor our general partner can give assurances that such expectations will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on our results of operations and financial condition are:

•	the volumes transported on our pipelines and gathering systems;

•	the level of throughput in our natural gas processing and treating facilities;

•	the fees we charge and the margins we realize for our gathering, treating, processing, storage and transportation services;

•	the prices and market demand for, and the relationship between, natural gas and NGLs;

•	energy prices generally;

•	the prices of crude oil, natural gas and NGLs compared to the price of alternative and competing fuels;

•	the general level of petroleum product demand and the availability and price of NGL supplies;

•	the level of domestic oil, natural gas and NGL production;

•	the availability of imported crude oil, natural gas and NGLs;

•	actions taken by foreign oil and gas producing nations;

•	the political and economic stability of petroleum producing nations;

•	the effect of weather conditions on demand for crude oil, natural gas and NGLs;

•	availability of local intrastate and interstate transportation systems;

•	the continued ability to find and contract for new sources of natural gas supply;

•	availability and marketing of competitive fuels;

•	the impact of energy conservation efforts;

•	energy efficiencies and technological trends;

•	governmental regulation and taxation;

•	changes to, and the application of, regulation of tariff rates and operational requirements related to our subsidiaries’ interstate and intrastate pipelines;

•	hazards or operating risks incidental to the gathering, treating, processing and transporting of natural gas and NGLs;

•	competition from other midstream companies and interstate pipeline companies;

•	loss of key personnel;

•	loss of key natural gas producers on the providers of fractionation services;

•	reductions in the capacity or allocations of third-party pipelines that connect with our subsidiaries’ pipelines and facilities;

•	the effectiveness of risk-management policies and procedures and the ability of our subsidiaries’ liquids marketing counterparties to satisfy their financial commitments;

•	the nonpayment or nonperformance by our subsidiaries’ customers;

•

regulatory, environmental, political and legal uncertainties that may affect the timing and cost of our subsidiaries’ internal growth projects, such as our subsidiaries’ construction of additional pipeline systems and other facilities;

•

risks associated with the construction of new pipelines and treating or processing facilities or additions to our subsidiaries’ existing pipelines and facilities, including difficulties in obtaining permits and rights-of-way or other regulatory approvals and the performance by third-party contractors;

•	the availability and cost of capital and our subsidiaries’ ability to access certain capital sources;

•	a deterioration of the credit and capital markets;

•	changes in our credit ratings, as assigned by ratings agencies;

•

risks associated with the assets and operations of entities in which our subsidiaries own less than a controlling interest, including risks related to management actions at such entities that our subsidiaries may not be able to control or exert influence;

•	the ability to successfully identify and consummate strategic acquisitions at purchase prices that are accretive to our financial results and to successfully integrate acquired businesses;

•	our ability to manage growth and control costs;

•

changes in laws and regulations to which our subsidiaries are subject, including tax, environmental, transportation and employment regulations or new interpretations by regulatory agencies concerning such laws and regulations;

•	the costs and effects of legal and administrative proceedings;

•	the ability of our subsidiaries to make cash distributions to us, which is dependent on their results of operations, cash flows and financial condition; and

•	the actual amount of cash distributions by our subsidiaries to us.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” in this prospectus and those incorporated by reference into this prospectus from our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we, or persons acting on our behalf, may issue.

We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. An investment in our common units involves risks. You should consider carefully the following risk factors relating to the Plan, together with all of the other information included in, or incorporated by reference into, this prospectus before deciding to participate in the Plan. The risks relating to the Plan are not the only risks associated with an investment in our common units. For key current risks inherent in our business that may have a material impact on our results of operations and financial condition, risks inherent in an investment in us related to our common units as a result of our partnership structure, and tax risks to common unitholders, please read “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018, and our future annual and quarterly reports, which are incorporated by reference into this prospectus, as such information may be amended or supplemented by any future filings with the SEC.

This prospectus also contains or incorporates by reference forward-looking statements that involve risks and uncertainties. Please read “Cautionary Statement Concerning Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including risks described in the above documents and in this prospectus. If the events or possibilities described in any of these risks occur, our business, financial condition, results of operations, cash flows or prospects could be adversely affected. In that case, our ability to make distributions to our unitholders may be reduced, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Relating to the Plan

You will not know the price of the common units you are purchasing under the Plan at the time you authorize the investment or elect to have your distributions reinvested. The price of our common units may fluctuate between the time you decide to purchase common units under the Plan and the time of actual purchase. As a result, you may purchase common units at a price higher than the price you anticipated.

If you instruct the administrator to sell common units under the Plan, you will not be able to direct the time or price at which your common units are sold. The price of our common units may decline between the time you decide to sell common units and the time of actual sale.

If you decide to withdraw from the Plan and you request a certificate for common units credited to you under the Plan from the administrator, the market price of our common units may decline between the time you decide to withdraw and the time you receive the certificate.

THE PLAN

Plan Overview

The Plan offers a simple, convenient and no-cost way for owners of our common units to invest all or a portion of their cash distributions in our common units. The Plan is designed for long-term investors who wish to invest and build their common unit ownership over time. Unlike an individual brokerage account, the timing of purchases is subject to the provisions of the Plan. The principal terms and conditions of the Plan are summarized in this prospectus under “Commonly Asked Questions” below.

We have appointed American Stock Transfer & Trust Company, LLC, or the “Administrator,” to administer the Plan, and certain administrative support will be provided to the Administrator by its designated affiliates. Together, the Administrator and its affiliates will purchase and hold common units for Plan participants, keep records, send statements and perform other duties required by the Plan.

Only registered holders of our common units can participate directly in the Plan. If you are a beneficial owner of common units in a brokerage account and wish to reinvest your distributions, you can make arrangements with your broker or nominee to participate in the Plan on your behalf, or you can request that your common units become registered in your name.

Please read this entire prospectus for a more detailed description of the Plan. If you are a registered holder of our common units and would like to participate in the Plan, you can enroll online by following the enrollment procedures specified on the Administrator’s website at www.astfinancial.com or by completing and signing an authorization form and returning it to the Administrator. Authorization forms may be obtained at any time by written request, by contacting the Administrator at the address and telephone number provided in Question 6, or via the Internet at the Administrator’s website at www.astfinancial.com.

COMMONLY ASKED QUESTIONS

1. How can I participate in the Plan?

If you are a current holder of record, or registered holder, of our common units, you may participate directly in the Plan. If you own common units that are registered in someone else’s name (for example, a bank, broker or trustee), the Plan allows you to participate through such person, should they elect to participate, without having to withdraw your common units from such bank, broker or trustee. If your broker or bank elects not to participate in the Plan on your behalf, you can participate by withdrawing your common units from such bank or broker and registering your common units in your name.

2. How do I get started?

If you are a registered holder of our common units, once you have read this prospectus, you can get started by enrolling in the Plan online by following the enrollment procedures specified on the Administrator’s website at www.astfinancial.com or by completing and signing an authorization form (see Question 6) and returning it to the Administrator. Your participation will begin promptly after your authorization is received. Once you have enrolled, your participation continues automatically, as long as you wish. If you own common units that are registered in someone else’s name (for example a bank, broker or trustee), then you should contact such person to arrange for them to participate in the Plan on your behalf.

3. How are distributions reinvested?

By enrolling in the Plan, you direct the Administrator to apply distributions to the purchase of additional common units in accordance with the terms and conditions of the Plan. You may elect to reinvest all or a portion of your distributions in additional common units. The Administrator will invest distributions in whole and fractional common units on the quarterly distribution payment date (the investment date). No interest will be paid on funds held by the Administrator pending investment.

If the Administrator receives your authorization form on or before the record date for the payment of the next distribution, the amount of the distribution that you elect to be reinvested will be invested in additional common units for your Plan account. If your common units are held in someone else’s name (for example, a bank, broker or trustee), any common units purchased through the Plan may take up to 10 business days to be transferred to the account of such other person. If the authorization form is received in the period after any distribution record date, that distribution will be paid by check or automatic deposit to a bank account that you designate and your initial distribution reinvestment will commence with the following distribution.

You may change your distribution reinvestment election at any time online via www.astfinancial.com, by telephone or by notifying the Administrator in writing. To be effective with respect to a particular distribution, any such change must be received by the Administrator on or before the record date for that distribution.

4. When are distributions reinvested?

The investment date will be the distribution payment date for each quarter (generally, on or around the 20th calendar day of February, May, August and November). The record date for eligibility to receive distributions generally will be approximately one week before the date upon which distributions are paid. If your common units are held in someone else’s name (for example, a bank, broker or trustee), any common units purchased through the Plan may take up to 10 business days to be transferred to the account of such other person. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 30 days of the distribution payment date, the Administrator will return the funds to you by check or by automatic deposit to a bank account that you designate. No interest will be paid on funds held by the Administrator pending investment.

5. What is the source and price of common units purchased under the Plan?

We have the sole discretion to determine whether common units purchased under the Plan will come from our authorized but unissued common units or from common units purchased on the open market by the Administrator. We currently intend to use our authorized but unissued common units for all common units to be purchased under the Plan.

The price for authorized but unissued common units purchased with reinvested distributions will be the volume-weighted average closing price of our common units on the New York Stock Exchange for the five trading day period immediately preceding the investment date, less a discount ranging from 0% to 5%. The discount is initially set at 0.0%; therefore, the initial purchase price for authorized but unissued common units purchased with reinvested distributions will be 100% of such average closing price. (Note: If you participate in the Plan through your broker, you should consult with your broker to determine if your broker will charge you a service fee.)

The purchase price for common units purchased with reinvested distributions on the open market will be the weighted average price of all common units purchased for the Plan for the respective investment date, less a discount ranging from 0% to 5%. (Note: If you participate in the Plan through your broker, you should consult with your broker to determine if your broker will charge you a service fee.)

We will provide notice to you of any changes in the discount rate at least 30 days prior to the following record date.

6. Who is the Administrator of the Plan?

American Stock Transfer & Trust Company, LLC is the Administrator of the Plan. Certain administrative support will be provided to the Administrator by its designated affiliates.

For transaction requests, please write to the Administrator at the following address: American Stock Transfer & Trust Company, LLC, Wall Street Station, P.O. Box 922, New York, New York 10269-0560. For all other correspondence regarding the Plan, please write to the Administrator at the following address: American Stock Transfer & Trust Company, LLC, 6201 Fifteenth Avenue, Brooklyn, New York 11219. In addition, you may call the Administrator at (888) 257-7340 or contact the Administrator via the Internet at www.astfinancial.com.

Please include a reference to Energy Transfer LP and this Plan in all correspondence.

7. What is the cost of participating in the Plan?

There is no fee for reinvesting distributions through the Plan. You may be responsible for certain charges if you withdraw from the Plan. Additionally, if you are a beneficial owner of our common units and are participating in the Plan through your broker, you should consult with your broker; you may be charged a fee by your broker for participating in the Plan on your behalf.

8. How many common units will be purchased for my account?

If you are a registered holder of our common units and are directly participating in the Plan, the number of common units, including fractional common units, purchased under the Plan will depend on the amount of your cash distribution you elect to reinvest and the price of the common units determined as provided above. Common units purchased under the Plan, including fractional common units, will be credited to your account. Both whole and fractional common units will be purchased. Fractional common units will be computed to three decimal places.

If you are a beneficial owner and are participating in the Plan through your broker, you should contact your broker for the details of how the number of common units you purchase will be determined.

This prospectus relates to 40,000,000 of our common units registered for sale under the Plan. We cannot assure you there will be enough common units to meet the requirements under the Plan. If we do not have a sufficient number of authorized but unissued common units to meet the Plan requirements during any quarter, and if the Administrator is unable to purchase a sufficient number of common units in the open market, any reinvested distributions received by the Administrator but not invested in our common units under the Plan will be returned to participants without interest.

9. What are the tax consequences of purchasing common units under the Plan?

For tax purposes, you will be treated as if you first received the full cash distribution on your common units that participate in the Plan and then purchased additional common units with the portion of such cash distributions that is subject to the Plan. As a result, your adjusted basis for tax purposes in your common units will be reduced by the full amount of the deemed cash distribution and then increased by the amount of the distributions reinvested in additional common units pursuant to the Plan. Purchasing common units pursuant to the Plan will not affect the tax obligations associated with the common units you currently own or your allocable share of our net income allocable to such common units. However, participation in the Plan will reduce the amount of cash distributions available to you to satisfy any tax obligations associated with owning such common units. Please read “Material U.S. Federal Income Tax Consequences” for information relevant to holders of common units generally.

10. How can I withdraw from the Plan?

If you are a registered holder of our common units, you may discontinue the reinvestment of your distributions at any time by providing notice to the Administrator. In addition, you may change your distribution election online under the Administrator’s account management service, as described above. To be effective for a particular distribution payment, the Administrator must receive notice three days prior to the payment date for that distribution for that distribution to be paid out in cash. In addition, you may request that all or part of your common units be sold. When your common units are sold through the Administrator, you will receive the proceeds less a service fee of $15.00 and any brokerage trading fees, currently $0.12 per unit.

If you are a beneficial owner of our common units and you are participating in the Plan through your broker, you should direct your broker to discontinue participation in the Plan on your behalf.

If you dispose of all the common units registered in your name, but do not give notice of withdrawal to the Administrator, the Administrator will continue to reinvest the cash distributions on any common units held in your account under the Plan until the Administrator is notified otherwise.

Generally, an owner of common units may again become a participant in the Plan. However, we reserve the right to reject the enrollment of a previous participant in the Plan on grounds of excessive joining and termination. This reservation is intended to minimize administrative expense and to encourage use of the Plan as a long-term investment service.

11. How will my common units be held under the Plan?

If you are a registered holder of our common units and you are directly participating in the Plan, the common units that you acquire under the Plan will be maintained in your Plan account in non-certificated form for safekeeping. Safekeeping protects your common units against physical loss, theft or accidental destruction and also provides a convenient way for you to keep track of your common units. Only common units held in safekeeping may be sold through the Plan.

If you own common units in certificated form, you may deposit your certificates for those common units that you own and that are registered in your name for safekeeping under the Plan with the Administrator, for a one-time fee of $7.50. This fee will be waived by the plan administrator if you are selling your certificated common units at the same time you are committing common units with the Administrator for safekeeping. The Administrator will credit the common units represented by the certificates to your account in “book-entry” form and will combine the common units with any whole and fractional units then held in your plan account. In addition to protecting against the loss, theft or destruction of your certificates, this service is convenient if and when you sell common units through the Plan. Because you bear the risk of loss in sending certificates to the Administrator, you should send certificates by registered mail, return receipt requested, and properly insured to the address specified in Question 6 above.

No certificates will be issued to you for common units in the Plan unless you submit a written request to the Administrator or until your participation in the Plan is terminated. At any time, you may request the Administrator to send a certificate for some or all of the common units credited to your account. This request should be mailed to the Administrator at the address set forth in the answer to Question 6 or made via www.astfinancial.com. There is no fee for this service. Any remaining whole common units and any fraction of a common unit will remain credited to your plan account. Certificates for fractional common units will not be issued under any circumstances.

If you are a beneficial owner of our common units and you are participating in the Plan through your broker, the common units that are purchased on your behalf under the Plan will be maintained in your account with your broker.

12. How do I sell common units held under the Plan?

If you are a registered holder of our common units and you are directly participating in the Plan, you can sell your Plan common units at any time by contacting the Administrator. Your sale request will be processed, and your common units will, subject to market conditions and other facts, generally be sold within 24 hours of receipt and processing of your request. Please note that the Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sale or issuance requests. All requests are final. The Administrator will mail a check to you (less applicable sales fees) on the settlement date, which is two business days after your common units have been sold. Please allow an additional five to seven business days from the settlement date to receive your check.

Alternatively, you may choose to withdraw your common units from your Plan account and sell them through a broker of your choice, in which case you would have to request that the Administrator electronically transfer your common units to the broker through the Direct Registration System. Or, you may request a certificate for your common units from the Administrator for delivery to your broker prior to such sale.

If you are a beneficial owner of our common units and you are participating in the Plan through your broker, you should contact your broker to sell your common units.

13. How will I keep track of my investments?

If you are a registered holder of our common units and you are directly participating in the Plan, the Administrator will send you a transaction notice confirming the details of each transaction that you make and a quarterly statement of your account.

If you are a beneficial owner of our common units and you are participating in the Plan through your broker, the details of the reinvestment transactions will be maintained by your broker. You should contact your broker to determine how this information will be provided to you.

14. Can the Plan be suspended, modified or terminated?

We reserve the right to suspend, modify or terminate the Plan at any time. Participants will be notified of any suspension, modification or termination of the Plan. If you are a registered holder of our common units and you are directly participating in the Plan, upon our termination of the Plan, a certificate will be issued to you for the number of whole common units in your account. Any fractional common unit in your Plan account will be converted to cash and remitted to you by check.

15. What would be the effect of any unit splits, unit distributions or other distributions?

Any common units we distribute as a distribution on common units (including fractional common units) that are credited to your account under the Plan, or upon any split of such common units, will be fully credited to your account including common units held by you. In the event of a rights offering, your entitlement will be based upon your total holdings, including those credited to your account under the Plan. Rights applicable to common units credited to your account under the Plan will be sold by the Administrator and the proceeds will be credited to your account under the Plan and applied to the purchase of common units on the next investment date.

If you want to exercise, transfer or sell any portion of the rights applicable to the common units credited to your account under the Plan, you must request, at least two days prior to the record date for the issuance of any such rights, that a portion of the common units credited to your account be transferred from your account and registered in your name. Transaction processing may either be curtailed or suspended until the completion of any unit dividend, unit split or other corporate action.

Responsibilities Under the Plan

We, the Administrator and any agent will not be liable in administering the Plan for any act done in good faith, or for any omission to act in good faith with regards to purchasing and/or selling common units for participants and, including, without limitation, any claim of liability arising out of failure to terminate a participant’s account upon that participant’s death prior to the receipt of notice in writing of such death. Since we have delegated all responsibility for administering the Plan to the Administrator, we specifically disclaim any responsibility for any of its actions or inactions in connection with the administration of the Plan.

You should recognize that neither we, the Administrator, nor any agent can assure you of a profit or protect you against an economic loss on common units purchased under the Plan.

USE OF PROCEEDS

We do not know either the number of common units that will be purchased under the Plan or the prices at which common units will be sold to participants. In connection with purchases of authorized but unissued common units under the Plan, our general partner is entitled, but not obligated, to make a capital contribution in order to maintain its general partner interest in us, which is currently approximately 0.2%. The net proceeds we realize from sales of our common units pursuant to the Plan, including our general partner’s proportionate capital contribution, if any, will be used for general partnership purposes.

DESCRIPTION OF COMMON UNITS

Our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our Third Amended and Restated Agreement of Limited Partnership, as amended (our “partnership agreement”). For a description of the rights of holders of our common units to cash distributions, please read “Cash Distributions” in this prospectus. We urge you to read our partnership agreement, as our partnership agreement, and not this description, governs our common units.

Number of Common Units

As of December 1, 2018, we had 2,617,107,975 common units outstanding; 2,254,362,990 common units are held by the public; and 362,744,985 common units are held by affiliates of our general partner.

Exchange Listing

Our common units are listed on the NYSE under the symbol “ET.” Any additional common units we issue also will be listed on the NYSE.

Timing of Distributions

We pay distributions no later than 50 days after March 31, June 30, September 30 and December 31 to holders of record on the applicable record date. For additional information, please read “Cash Distributions.”

Issuance of Additional Partnership Securities; Preemptive Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to the partnership securities for any partnership purpose at any time and from time to time to such persons, for such consideration and on such terms and conditions as our general partner determines, all without the approval of any limited partners.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute (i) the percentage interests of the then-existing holders of common units in our net assets and (ii) the voting rights of the then-existing holders of common units under our partnership agreement.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will have the right to make additional capital contributions to the extent necessary to maintain its then-current general partner interest in us; provided, however, that the capital contributions of our general partner will be offset to the extent contributions received by us in exchange for the issuance of additional partnership securities are used by us concurrently with such contributions to redeem or repurchase from any person outstanding partnership securities of the same class as the partnership securities that were issued. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to each issuance.

The holders of our common units do not have preemptive rights to acquire additional common units or other partnership securities.

As of October 31, 2018, we had 647,745,099 Class A units representing limited partner interests (the “Class A units”) outstanding. We issued the Class A units to our general partner in connection with the completion of the ETP merger. The Class A units vote together with our common units, as a single class, on any matter for which the holders of common units are entitled to vote, except as required by law. Additionally, for so long as Kelcy Warren is an officer or a director of our general partner, upon the issuance by us of additional common units or any securities that have voting rights that are pari passu with our common units, we will issue to the holder of Class A Units a number of additional Class A Units such that the holder maintains a voting interest in us that is identical to its voting interest in us prior to such issuance. The Class A Units are not entitled to distributions and otherwise have no economic attributes, except that the Class A Units in the aggregate will be entitled to an aggregate $100 distribution prior and in preference to any distribution of assets to the holders of any other classes or series of our securities upon our liquidation, dissolution or winding up. The Class A Units are not convertible into, or exchangeable for, common units. In addition to the other voting rights of the Class A Units, without the approval of 66 2/3% of the Class A Units, we may not take any action that disproportionately or materially adversely affects the rights, preferences or privileges of the Class A Units or amend the terms of the Class A Units. Without the prior approval of a conflicts committee of the board of directors of our general partner, the Class A Units may not be transferred to any person or entity, other than to Kelcy Warren, Ray Davis or to any trust, family partnership or family limited liability company the sole beneficiaries, partners or members of which are Kelcy Warren, Ray Davis or their respective relatives.

Voting Rights

Unlike the holders of common stock in a corporation, our limited partners have only limited voting rights on matters affecting our business. Our limited partners have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis. Our general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding units, including units owned by our general partner and its affiliates. Each holder of units is entitled to one vote for each unit on all matters submitted to a vote of the unitholders. For additional information, please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates hold more than 90% of the total limited partner interests of any class then outstanding, our general partner will then have the right, which right it may assign and transfer in whole or in part to us or any affiliate of our general partner, exercisable at its option, to purchase all, but not less than all, of such limited partner interests of such class then outstanding held by persons other than our general partner and its affiliates. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC serves as registrar and transfer agent for our common units.

Transfer of Common Units

Any transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted as a substituted limited partner;

•	automatically requests admission as a substituted limited partner;

•	agrees to comply with and be bound by and to have executed our partnership agreement;

•	represents and warrants that such transferee has the right, power and authority and, if an individual, the capacity to enter into our partnership agreement;

•	grants the powers of attorney set forth in our partnership agreement; and

•	gives the consents and approvals and makes the waivers contained in our partnership agreement.

An assignee will become a substituted limited partner for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon admission as a substituted limited partner for the transferred common units, a purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common units to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•

will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. Our general partner has no duty or obligation to propose any amendment to our partnership agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee and, in declining to propose an amendment, is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement, any other agreement contemplated under our partnership agreement or under the

Delaware Act or any other law, rule or regulation. A proposed amendment will be effective upon its approval by the holders of a majority of the outstanding common units (a “unit majority”), unless a greater or different percentage is required under our partnership agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of outstanding units will be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, our general partner will seek the written approval of the requisite percentage of outstanding units or call a meeting of the unitholders to consider and vote on such proposed amendment. Our general partner will notify all record holders upon final adoption of any such proposed amendments.

Restrictions on Certain Amendments

Our partnership agreement provides that:

(1) no provision of our partnership agreement that establishes a percentage of outstanding units (including units deemed owned by our general partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced;

(2) no amendment to our partnership agreement may (a) enlarge the obligations of any limited partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to clause (3) below, (b) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option, (c) change the provision of our partnership agreement providing for our dissolution upon an election to dissolve our partnership by our general partner that is approved by a unit majority (the “election to dissolve provision”), or (d) change the term of our partnership or, except as set forth in the election to dissolve provision, give any person the right to dissolve our partnership;

(3) except for mergers or consolidations approved pursuant to the partnership agreement, and without limitation of our general partner’s authority to adopt amendments to our partnership agreement described below under “—No Unitholder Approval,” any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected;

(4) except for amendments described below under “—No Unitholder Approval” and except in connection with unitholder approval of a merger or consolidation, no amendments shall become effective without the approval of the holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law; and

(5) except for amendments described below under “—No Unitholder Approval,” the provisions set forth in clauses (1) through (4) above may only be amended with the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval

Our general partner, without the approval of any limited partner, may amend any provision of our partnership agreement to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate to qualify or continue the qualification of our partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the members of the partnership group will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(4) a change that our general partner determines (a) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect, (b) to be necessary or appropriate to (i) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (ii) facilitate the trading of our units (including the division of any class or classes of outstanding units into different classes to facilitate uniformity of tax consequences within such classes of units) or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the units are or will be listed for trading, (c) to be necessary or appropriate in connection with action taken by our general partner pursuant to the provisions of our partnership agreement governing distributions, subdivisions and combinations of partnership securities or (d) is required to effect the intent of the provisions of our partnership agreement or is otherwise contemplated by our partnership agreement;

(5) a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of a change in our fiscal year or taxable year, including, if our general partner shall so determine, a change in the definition of “Quarter” under our partnership agreement and the dates on which distributions are to be made by us;

(6) an amendment that is necessary, in the opinion of counsel, to prevent us, or our general partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(7) subject to certain limitations, an amendment that our general partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of partnership securities pursuant to our partnership agreement;

(8) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(9) an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with the provisions of our partnership agreement;

(10) an amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or investment by us in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by us of activities permitted by the terms of our partnership agreement;

(11) a merger or conveyance pursuant to which (a) our general partner has received an opinion of counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any limited partner or any member of the partnership group or cause us or any member of the partnership group to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (b) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of us into another limited liability entity and (c) the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as are contained in our partnership agreement; or

(12) any other amendments substantially similar to the foregoing.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ notice to our unitholders, and that withdrawal will not constitute a breach of our partnership agreement. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders.

If our general partner gives a notice of withdrawal, the holders of a unit majority, may, prior to the effective date of such withdrawal, elect a successor general partner. The person so elected as successor general partner will automatically become the successor general partner or managing member, to the extent applicable, of the other members of the partnership group of which our general partner is a general partner or a managing member. If, prior to the effective date of our general partner’s withdrawal, a successor is not selected by our unitholders or we do not receive a withdrawal opinion of counsel regarding limited liability and tax matters, our partnership will be dissolved in accordance with our partnership agreement.

Our general partner may be removed if such removal is approved by our unitholders holding at least 66 2/3% of the outstanding units (including units held by our general partner and its affiliates). The right of the holders of outstanding units to remove our general partner may not be exercised unless we have received a withdrawal opinion of counsel regarding limited liability and tax matters. The ownership of more than 33 1/3% of our outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal.

We will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the departing general partner or its affiliates for the benefit of us or the other members of the partnership group.

Transfer of General Partner Interest

Our general partner may transfer all or any of its general partner interest without unitholder approval. At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Liquidation and Distribution of Proceeds

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

(1) the withdrawal, removal, bankruptcy or dissolution of our general partner, unless a successor general partner is elected prior to or on the effective date of such withdrawal, removal, bankruptcy or dissolution and a withdrawal opinion of counsel is received by us;

(2) an election to dissolve us by our general partner that is approved by the holders of a unit majority;

(3) the entry of a decree of judicial dissolution of us pursuant to the provisions of the Delaware Act; or

(4) the sale, exchange or other disposition of all or substantially all of the assets and properties of the partnership group.

Upon (a) our dissolution following the withdrawal or removal of our general partner and the failure of the partners to select a successor general partner, then within 90 days thereafter, or (b) our dissolution upon the bankruptcy or dissolution of our general partner, then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a unit majority may elect to reconstitute us and continue our business on the same terms and conditions set forth in our partnership agreement by forming a new limited partnership on terms identical to those set forth in our partnership agreement and having as the successor general partner a person approved by the holders of a unit majority. Unless such an election is made within the applicable time period as set forth above, we shall conduct only activities necessary to wind up our affairs.

Indemnification

Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. Under our partnership agreement, in most circumstances, we will indemnify the following persons (each an “indemnitee”) to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an indemnitee:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a member, partner, officer, director, fiduciary or trustee of any member of the partnership group, our general partner or any departing partner or any affiliate of any member of the partnership group, our general partner or any departing partner;

•

any person who is or was serving at the request of our general partner or any departing partner or any affiliate of our general partner or any departing partner as an officer, director, member, partner, fiduciary or trustee of another person (provided, that a person will not be an indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services); or

•	any person that our general partner designates as an “indemnitee” for purposes of our partnership agreement.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, such indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Under our partnership agreement, an indemnitee will not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the indemnitee is seeking indemnification pursuant to our partnership agreement, the indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful.

In the opinion of the SEC, indemnification provisions that purport to include indemnification for liabilities arising under the Securities Act are contrary to public policy and are, therefore, unenforceable.

Status as Limited Partner or Assignee

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to any of our common units owned by an assignee that has not become a substituted limited partner at the written direction of the assignee. Please read “—Meetings; Voting.”

Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of our common units and will not receive cash distributions, federal income tax allocations or reports furnished to holders of our common units. Please read “—Transfer of Common Units.”

Capital Contributions

Except as described below under “—Limited Liability,” the common units will be fully paid, and common unitholders will not be required to make additional capital contributions to us.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, and that it otherwise acts in conformity with the provisions of our partnership agreement, the limited partner’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital such limited partner is obligated to contribute to us for its common units plus such limited partner’s share of any undistributed profits and assets and any funds wrongfully distributed to it as described below. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group to remove or replace our general partner, to approve certain amendments to our partnership agreement or to take any other action under our partnership agreement constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner based on such limited partner’s conduct. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution; provided, however, that such limited partner will have no liability for the amount of the distribution after the expiration of three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the limited partnership, excluding any obligations of the assignor with respect to wrongful distributions, as described above, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in multiple states. Maintenance of our limited liability as a limited partner or member of our subsidiaries formed as limited partnerships or limited liability companies, respectively, may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of a limited partner or member for the obligations of a limited partnership or limited liability company, respectively, have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest or limited liability company interest in our subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve certain amendments to our partnership agreement or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management. If at any time any person or group (other than our general partner or its affiliates) beneficially owns 20% or more of any outstanding partnership securities of any class then outstanding, all partnership securities owned by such person or group shall not be voted on any matter and shall not be considered to be outstanding when sending notices of a meeting of limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The foregoing limitation does not apply (i) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly from our general partner or its affiliates, (ii) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly or indirectly from a person or group described in clause (i) provided that our general partner has notified such person or group in writing that such limitation will not apply, or (iii) to any person or group who acquired 20% or more of any partnership securities issued by us with the prior approval of the board of directors of our general partner.

Meetings; Voting

Except as described above under “—Change of Management Provisions,” unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder.

Absent direction of this kind, the units will not be voted, except that, in the case of units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting.

Special meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Securities; Preemptive Rights” above. However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Please read “—Change of Management Provisions” above. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instructions of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Holders of common units have very limited voting rights and may vote on the following matters:

•	a sale or exchange of all or substantially all of our assets;

•	the election of a successor general partner in connection with the withdrawal or removal of our general partner;

•	dissolution or reconstitution of our partnership;

•	a merger of our partnership;

•	issuance of limited partner interests in some circumstances; and

•	some amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.

Removal of our general partner requires:

•	a 66 2/3% vote of all outstanding units; and

•	the election of a successor general partner by the holders of a unit majority.

Books and Reports

Our general partner is required to keep appropriate books and records with respect to our business at our principal offices. Our books are maintained, for both federal income tax and financial reporting purposes, on an accrual basis. For both federal income tax and financial reporting purposes, our fiscal year end is December 31.

We will furnish or make available to record holders of common units, no later than 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for the fourth quarter of each fiscal year, we will also furnish or make available unaudited financial statements no later than 90 days after the close of each quarter.

We will furnish each record holder with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year.

Right to Inspect Our Books and Records

Except as described below, each limited partner has the right, for a purpose reasonably related to such limited partner’s interest as a limited partner in our partnership, upon reasonable written demand and at such limited partner’s own expense:

•	to obtain true and full information regarding the status of our business and financial condition;

•	promptly after becoming available, to obtain a copy of our federal, state and local income tax returns for each year;

•	to have furnished to it a current list of the name and last known business, residence or mailing address of each partner;

•

to have furnished to it a copy of our partnership agreement and our certificate of limited partnership and all amendments thereto, together with copies of all powers of attorney pursuant to which our partnership agreement, our certificate of limited partnership and all amendments thereto have been executed;

•

to obtain true and full information regarding the amount of cash and a description and statement of the net agreed value of any other capital contribution by each partner and that each partner has agreed to contribute in the future, and the date on which each became a partner; and

•	to obtain such other information regarding our affairs as is just and reasonable.

The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests, could damage the partnership group or that we are required by law or by agreements with third parties to keep confidential.

CASH DISTRIBUTION POLICY

General

We will distribute to our unitholders, within 50 days after the end of each quarter, all of our available cash in the manner described below.

Definition of Available Cash

Available cash generally means, for any calendar quarter, all cash on hand at the end of such quarter:

•	less the amount of cash that the general partner determines in good faith is necessary or appropriate to:

•	satisfy general, administrative and other expenses and debt service requirements;

•	comply with applicable law, any of our debt instruments or other agreements;

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters; or

•	otherwise provide for the proper conduct of business.

•	plus all cash on hand on the date of determination of available cash for the quarter.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in the partnership agreement and by law, and, thereafter, we will distribute $100 to the holders of our Class A Units in the aggregate and any remaining proceeds to our other unitholders, including the holders of our common units and our general partner, in accordance with their respective positive capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

No unitholder will have any obligation to restore any negative balance in its capital account upon liquidation of us.

ETOLP’s Cash Distribution Policy

Within 45 days after the end of each quarter, ETOLP will distribute all available cash to partners of record on the applicable record date.

Definition of Available Cash

Available cash is defined in the ETOLP partnership agreement and generally means, for any calendar quarter, all cash on hand at the end of such quarter:

•	less the amount of cash reserves that ETOLP’s general partner in good faith determines is necessary or appropriate to:

•	provide for the proper conduct of ETOLP’s business (including reserves for future capital expenditures and for anticipated future credit needs of ETOLP);

•	comply with applicable law, any of ETOLP’s debt instruments or other agreements; or

•

provide funds for distributions on ETOLP’s Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “ETOLP Series A preferred units”), Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “ETOLP Series B

preferred units”), Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “ETOLP Series C preferred units”) and Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “ETOLP Series D preferred units” and, together with the ETOLP Series A preferred units, the ETOLP Series B preferred units and the ETOLP Series C preferred units, the “ETOLP preferred units”).

Distributions of Available Cash

Under the ETOLP partnership agreement, ETOLP is required to distribute all Available Cash to all unitholders, pro rata, except as provided below under “—Distributions to ETOLP Preferred Unitholders” and “—Distributions to Other ETOLP Units” below.

Distributions to ETOLP Preferred Unitholders

Prior to making any distributions to the unitholders as described above, the holders of ETOLP preferred units are entitled to receive, when, as, and if declared by ETOLP’s general partner out of legally available funds for such purpose, cumulative quarterly cash distributions. Unless otherwise determined by ETOLP’s general partner, distributions on the ETOLP preferred units are deemed to have been paid out of available cash with respect to the quarter ended immediately preceding the quarter in which the distribution is made.

Distributions on each class of ETOLP preferred units are subject to an initial fixed distribution rate for a specified term, followed by a floating distribution rate to extend thereafter until all outstanding ETOLP preferred units of that class are redeemed. Specifically, the ETOLP Series A preferred units have an initial distribution rate of 6.250% of the Series A liquidation preference of $1,000 per ETOLP Series A preferred unit (the “ETOLP Series A Liquidation Preference”) until February 14, 2023 and, thereafter, distributions will accumulate for each distribution period at a percentage of the ETOLP Series A Liquidation Preference equal to an annual floating rate of the three-month LIBOR plus a spread of 4.028% per annum. The ETOLP Series B preferred units have an initial distribution rate of 6.625% of the Series B liquidation preference of $1,000 per ETOLP Series B preferred unit (the “ETOLP Series B Liquidation Preference”) until February 14, 2028 and, thereafter, distributions will accumulate for each distribution period at a percentage of the ETOLP Series B Liquidation Preference equal to an annual floating rate of the three-month LIBOR plus a spread of 4.155% per annum. The ETOLP Series C preferred units have an initial distribution rate of 7.375% of the Series C liquidation preference of $25.00 per ETOLP Series C preferred unit (the “ETOLP Series C Liquidation Preference”) until May 14, 2023 and, thereafter, distributions will accumulate for each distribution period at a percentage of the ETOLP Series C Liquidation Preference equal to an annual floating rate of the three-month LIBOR plus a spread of 4.530% per annum. The ETOLP Series D preferred units have an initial distribution rate of 7.625% of the Series D liquidation preference of $25.00 per ETOLP Series D preferred unit (the “ETOLP Series D Liquidation Preference”) until August 14, 2023 and, thereafter, distributions will accumulate for each distribution period at a percentage of the ETOLP Series D Liquidation Preference equal to an annual floating rate of the three-month LIBOR plus a spread of 4.738% per annum.

Distributions to Other ETOLP Units

The ETOLP partnership agreement provides that ETOLP’s Class E units and Class G units participate in the distributions of available cash and receive their respective percentage interests. Notwithstanding the foregoing, the distributions on each ETOLP Class E unit may not exceed $1.41 per year and distributions on each Class G unit may not exceed $3.75 per year. The ETOLP partnership agreement also provides that each ETOLP Class K unit is entitled to a quarterly cash distribution in an amount equal to $0.67275 per Class K unit, which distribution must be made prior to any distribution of available cash to any other class of ETOLP units.

Sunoco’s Cash Distribution Policy

Sunoco’s partnership agreement requires that, within 60 days after the end of each quarter, Sunoco will distribute all of its available cash to Sunoco common unitholders of record on the applicable record date.

Definition of Available Cash

Available cash, for any quarter, generally consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves that Sunoco GP LLC, the general partner of Sunoco (“Sunoco GP”), establishes to:

•	provide for the proper conduct of Sunoco’s business;

•	comply with applicable law, any of Sunoco’s debt instruments or other agreements or any other obligation; or

•

provide funds for distributions to Sunoco’s unitholders for any one or more of the next four quarters (provided that Sunoco GP may not establish cash reserves for the payment of distributions unless it determines that the establishment of such reserves will not prevent Sunoco from distributing the Sunoco minimum quarterly distribution on all common units for the current quarter);

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under Sunoco’s revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

Sunoco intends to distribute to the holders of common units at least the minimum quarterly distribution of $0.4375 per unit, or $1.75 on an annualized basis (the “Sunoco minimum quarterly distribution”), to the extent it has sufficient cash from its operations after establishment of cash reserves and payment of fees and expenses, including payments to Sunoco GP and its affiliates. However, there is no guarantee that Sunoco will pay the minimum quarterly distribution on the common units in any quarter. Even if Sunoco’s cash distribution policy is not modified or revoked, the amount of distributions paid under Sunoco’s policy and the decision to make any distribution is determined by Sunoco GP, taking into consideration the terms of Sunoco’s partnership agreement.

Class C Units

Sunoco’s partnership agreement provides that the Sunoco Class C units are entitled to receive quarterly distributions at a rate of $0.868176 per Sunoco Class C unit. The distributions on the Sunoco Class C units will be paid out of Sunoco’s available cash, except that the Class C units will not share in distributions of cash to the extent such cash is derived from or attributable to any distribution received by Sunoco from Susser Petroleum Property Company LLC (“PropCo”), the proceeds of any sale of the membership interests in PropCo, or any interest or principal payments received by Sunoco with respect to indebtedness of PropCo or its subsidiaries (the “PropCo available cash”). The Class C units are entitled to receive distributions of Sunoco’s available cash (other than PropCo available cash) prior to distributions of such cash being made on the Sunoco common units. Any unpaid distributions on the Sunoco Class C units will accrue interest at a rate of 1.5% per annum until paid in full in cash. The Class C units are perpetual and do not have any rights of redemption or conversion.

General Partner Interest and Incentive Distribution Rights

Sunoco GP owns a non-economic general partner interest in Sunoco. Subsequent to the ETP merger and related transactions, ETOLP holds all of Sunoco’s IDRs, which entitles ETOLP to receive increasing percentages, up to a maximum of 50.0%, of the cash Sunoco distributes from operating surplus (as defined below) in excess of $0.503125 per common unit per quarter. The maximum distribution of 50.0% does not include any distributions that we may receive on any limited partner units that we own. Please see “— Incentive Distribution Rights” below for a more detailed description of Sunoco’s IDRs.

Operating Surplus and Capital Surplus

All cash distributed to Sunoco’s unitholders is characterized as being paid from either “operating surplus” or “capital surplus.” Sunoco distributes available cash from operating surplus differently than available cash from capital surplus. Operating surplus distributions will be made to Sunoco’s unitholders and, if Sunoco makes quarterly distributions above the first target distribution level described below, to the holder of Sunoco’s IDRs. Sunoco does not anticipate that it will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would generally be made first to the holders of Class C units, pro rata, the amount of accrued and unpaid distributions, and then pro rata to all unitholders.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	$25.0 million (as described below); plus

•

all of Sunoco’s cash receipts, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•	working capital borrowings made after the end of a period but on or before the date of distribution of operating surplus for that period; plus

•

cash distributions paid on equity issued (including incremental distributions on IDRs), to finance all or a portion of expansion capital expenditures in respect of the period from the date that Sunoco enters into a binding obligation to commence the construction, acquisition or improvement of a capital asset until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid on equity issued (including incremental distributions on IDRs), to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from the date that Sunoco enters into a binding obligation to commence the construction, acquisition or improvement of a capital asset until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of Sunoco’s operating expenditures (as defined below); less

•	the amount of cash reserves established by Sunoco GP to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on the disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to Sunoco’s unitholders and is not limited to cash generated by Sunoco’s operations. For example, it includes a basket of $25.0 million that enables Sunoco, if it chooses, to distribute as operating surplus up to that amount of cash Sunoco receives from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including certain cash distributions on equity interests in operating surplus, as described above, will be to increase operating surplus by the amount of any such cash distributions. As a result, Sunoco may also distribute as operating surplus up to that amount of cash that it receives from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

Sunoco defines operating expenditures as all of its cash expenditures, including, but not limited to, taxes, reimbursement of expenses to Sunoco GP or its affiliates, payments made in the ordinary course of business under interest rate hedge agreements or commodity hedge agreements (provided that (1) payments made in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such contract), compensation of officers, directors and employees of Sunoco GP, repayment of working capital borrowings, debt service payments and maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures do not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to Sunoco’s partners (including distributions in respect of Sunoco’s IDRs); or

•	repurchases of equity interests (other than repurchases to satisfy obligations under employee benefit plans) or reimbursements of Sunoco GP for such purchases.

Interim Capital Transactions

Sunoco defines cash from interim capital transactions to include proceeds from:

•	borrowings other than working capital borrowings;

•	sales of equity and debt securities; and

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or assets sold or disposed of as part of normal retirement or replacement of assets.

Capital Surplus

Capital surplus is defined as any distribution of available cash in excess of operating surplus. Although the cash proceeds from interim capital transactions do not increase operating surplus, all distributions of available cash from whatever source are deemed to be from operating surplus until cumulative distributions of available cash exceed cumulative operating surplus. Thereafter, all distributions of available cash are deemed to be from capital surplus to the extent they continue to exceed cumulative operating surplus.

Characterization of Cash Distributions

Sunoco will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of its initial public offering equals the operating surplus as of the most recent date of determination of available cash. Sunoco will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $25.0 million in addition to Sunoco’s cash balance on the closing date of its initial public offering, cash receipts from its operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to Sunoco’s unitholders. Rather, it is a provision that will enable Sunoco, if it chooses, to distribute as operating surplus up to $25.0 million of cash it receives in the future from interim capital transactions that would otherwise be distributed as capital surplus. Sunoco does not anticipate that it will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Under Sunoco’s partnership agreement, maintenance capital expenditures are capital expenditures made to maintain Sunoco’s long-term operating income or operating capacity, while expansion capital expenditures are capital expenditures that Sunoco expects will increase its operating income or operating capacity over the long term. Examples of maintenance capital expenditures include those expenditures Sunoco makes to maintain existing contract volumes or renew existing distribution contracts, maintain its real estate leased to third-party dealers in leaseable condition or maintain its company operated convenience stores. Maintenance capital expenditures also include interest (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on IDRs), other than equity issued in any offering, to finance all or any portion of the construction or development of a replacement asset that are paid in respect of the period that begins when Sunoco enters into a binding obligation to commence construction or development of a replacement asset and ending on the earlier to occur of the date that such replacement asset commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes are not considered maintenance capital expenditures.

Expansion capital expenditures are capital expenditures made to increase Sunoco’s operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of new properties or equipment, to the extent such capital expenditures are expected to expand Sunoco’s long-term operating capacity. Expansion capital expenditures also include interest (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on IDRs) to finance all or any portion of the construction of a capital improvement paid in respect of the period that commences when Sunoco enters into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of date such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes are not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or the development of assets that are in excess of those needed for the maintenance of Sunoco’s existing operating capacity, but which are not expected to expand, for more than the short term, its operating capacity.

As described above, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus do not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, acquisition or development of a capital improvement during the period that begins when Sunoco enters into a binding obligation to commence construction, acquisition or development of a capital improvement and ending on the earlier to occur of the date such capital improvement commences commercial service and the date that it is disposed of or abandoned, such interest payments also do not reduce operating surplus. Losses on the disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes are allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by Sunoco GP.

Distributions of Available Cash from Operating Surplus

Sunoco will make distributions of available cash from operating surplus for any quarter in the following manner:

•	first, to the holders of Sunoco’s Class C units to the extent of the distribution preference on the Class C units, as described above under “Sunoco’s Cash Distribution Policy—Class C Units;”

•

second, to all Sunoco unitholders holding Sunoco common units, pro rata, until Sunoco distributes for each outstanding Sunoco common unit an amount equal to the Sunoco minimum quarterly distribution for that quarter; and

•	thereafter, in the manner as described in the section of this prospectus entitled “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that Sunoco does not issue additional classes of equity interests.

Incentive Distribution Rights

IDRs represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions of available cash from operating surplus after the Sunoco minimum quarterly distribution and the target distribution levels have been achieved. ETOLP currently hold all of Sunoco’s IDRs, but may transfer these rights, subject to restrictions in Sunoco’s partnership agreement.

The following discussion assumes that ETOLP continues to own Sunoco’s IDRs.

If for any quarter Sunoco has distributed available cash from operating surplus to the holders of Sunoco’s Class C units to the extent of their distribution preference and to the Sunoco common unitholders in an amount equal to the minimum quarterly distribution then it will make distributions of available cash from operating surplus for that quarter in the following manner:

•	first, to all unitholders holding Sunoco common units, pro rata, until each unitholder receives a total of $0.503125 per Sunoco common unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders holding Sunoco common units, pro rata, and 15.0% to ETOLP (in its capacity as the holder of Sunoco’s IDRs), until each unitholder receives a total of $0.546875 per Sunoco common unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders holding Sunoco common units, pro rata, and 25.0% to ETOLP (in its capacity as the holder of Sunoco’s IDRs), until each unitholder receives a total of $0.65625 per Sunoco common unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders holding Sunoco common units, pro rata, and 50.0% to ETOLP (in its capacity as the holder of Sunoco’s IDRs).

Distributions from Capital Surplus

Sunoco will make distributions of available cash from capital surplus, if any, in the following manner once the required distributions of available cash (other than PropCo available cash) are made to the Class C unitholders:

•	first, to all unitholders holding Sunoco common units, pro rata, until the minimum quarterly distribution level has been reduced to zero as described below; and

•

thereafter, Sunoco will make all distributions of available cash from capital surplus as if they were from operating surplus. The preceding paragraph assumes that Sunoco does not issue additional classes of equity interests.

Sunoco’s partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the Sunoco minimum quarterly distribution and the target distribution levels will be reduced in the same proportion that the distribution had to the fair market value of the Sunoco common units immediately prior to the announcement of the distribution (or the average of the closing prices for the 20 consecutive trading days immediately prior to the ex-dividend date). Because distributions of capital surplus will reduce the Sunoco minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for ETOLP (in its capacity as the holder of Sunoco’s IDRs) to receive incentive distributions.

Once Sunoco distributes capital surplus on a unit in an amount equal to the initial unit price, it will reduce the Sunoco minimum quarterly distribution and the target distribution levels to zero. Sunoco will then make all future distributions from operating surplus, first, to the holders of Class C units to the extent required, and then, 50% being paid to the holders of Sunoco common units and 50% to ETOLP (in its capacity as the holder of Sunoco’s IDRs), assuming that ETOLP has not transferred the IDRs.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the Sunoco minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if Sunoco combines its units into fewer units or subdivides its units into a greater number of units, it will proportionately adjust its:

•	minimum quarterly distribution;

•	target distribution levels; and

•	unrecovered initial unit price.

For example, if a two-for-one split of common units should occur, the Sunoco minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. Sunoco will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that Sunoco becomes taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, it will reduce the Sunoco minimum quarterly distribution and the target distribution levels for each quarter may, in the sole discretion of Sunoco GP, be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter) and the denominator of which is the sum of available cash for that quarter before any adjustment for estimated taxes. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General. If Sunoco dissolves in accordance with its partnership agreement, it will sell or otherwise dispose of its assets in a process called liquidation. Sunoco will first apply the proceeds of liquidation to the payment of its creditors. Sunoco will distribute any remaining proceeds to the unitholders and the holder of its IDRs, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to permit holders of Sunoco common units to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs. However, there may not be sufficient gain upon Sunoco’s liquidation to enable Sunoco’s common unitholders to fully recover all of these amounts. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the IDRs.

Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in Sunoco’s partnership agreement. Sunoco will generally allocate any gain to its partners in the following manner:

•

first, to the holders of Sunoco’s Class C units, pro rata, until the capital account for each Class C unit is equal to the sum of: (1) the unrecovered initial unit price for that Class C unit; and (2) the unpaid amount of all accrued but unpaid distributions on that Class C unit;

•	second, to all Sunoco common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

•	the unrecovered initial unit price; and

•	the unpaid amount of the Sunoco minimum quarterly distribution for the quarter during which Sunoco’s liquidation occurs;

•	third, to all Sunoco common unitholders, pro rata, until Sunoco allocates under this paragraph an amount per unit equal to:

•	the excess of the first target distribution per unit over the Sunoco minimum quarterly distribution per unit for each quarter of Sunoco’s existence; less

•

the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the Sunoco minimum quarterly distribution per unit for each quarter of Sunoco’s existence that it distributed to the unitholders, pro rata;

•	fourth, 85.0% to all Sunoco common unitholders, pro rata, and 15.0% to ETOLP (in its capacity as the holder of Sunoco’s IDRs), until Sunoco allocates under this paragraph an amount per unit equal to:

•	the excess of the second target distribution per unit over the first target distribution per unit for each quarter of Sunoco’s existence; less

•

the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit for each quarter of Sunoco’s existence that it distributed 85.0% to the unitholders, pro rata, and 15.0% to ETOLP (in its capacity as the holder of Sunoco’s IDRs);

•	fifth, 75.0% to all Sunoco common unitholders, pro rata, and 25.0% to ETOLP (in its capacity as the holder of Sunoco’s IDRs), until Sunoco allocates under this paragraph an amount per unit equal to:

•	the excess of the third target distribution per unit over the second target distribution per unit for each quarter of Sunoco’s existence; less

•

the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit for each quarter of Sunoco’s existence that it distributed 75.0% to the unitholders, pro rata, and 25.0% to ETOLP (in its capacity as the holder of Sunoco’s IDRs); and

•	thereafter, 50.0% to all Sunoco common unitholders, pro rata, and 50.0% to ETOLP (in its capacity as the holder of Sunoco’s IDRs).

Notwithstanding the foregoing, if immediately prior to making allocations pursuant to the fourth, fifth and sixth clauses above, the capital account of each Sunoco common unit equals or exceeds the issue price of Sunoco’s Class C units ($38.5856), then Sunoco will allocate 1.0% of the remaining items of gain (other than gain attributable to PropCo) to the holders of Class C units, pro rata.

Manner of Adjustments for Losses

Sunoco will generally allocate any loss to its unitholders in the following manner:

•	first, to Sunoco’s common unitholders, pro rata, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, to the holders of Sunoco’s Class C units, pro rata, until the capital accounts of the Class C units have been reduced to zero.

provided, that Class C units will not be allocated any items of loss attributable to the ownership or sale of Sunoco’s membership interests in PropCo or any indebtedness of PropCo or its subsidiaries.

Adjustments to Capital Accounts

Sunoco will make adjustments to capital accounts upon the issuance of additional units. In doing so, Sunoco generally will allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of Sunoco’s IDRs in the same manner as it allocates gain upon liquidation. By contrast to the allocations of gain, and except as provided above, Sunoco generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to Sunoco’s common unitholders based on their percentage ownership of Sunoco. In the event Sunoco makes negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in Sunoco’s common unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made. The Sunoco Class C units will not be allocated any items of gain or loss attributable to Sunoco’s ownership or sale of the membership interests in PropCo or any indebtedness of PropCo or its subsidiaries.

USAC’s Cash Distribution Policy

General

USAC’s partnership agreement requires that, within 45 days after the end of each quarter, USAC distribute all of its available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less, the amount of cash reserves established by USAC’s general partner to:

•	provide for the proper conduct of USAC’s business;

•	comply with applicable law, USAC’s revolving credit facility or other agreements; and

•	provide funds for distributions to USAC’s unitholders for any one or more of the next four quarters;

•

plus, if USAC’s general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases, are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Series A Preferred Units

Record holders of USAC’s Series A preferred units are entitled to receive cumulative quarterly distributions equal to $24.375 per Series A preferred unit, which may be paid in cash or, subject to certain limits, a combination of cash and additional Series A preferred units as determined by USAC’s general partner with respect to any quarter ending on or prior to June 30, 2019. USAC cannot pay any distributions on any junior securities, including any of the common units, prior to paying the quarterly distribution payable on the Series A preferred units, including any previously accrued and unpaid distributions thereon.

Operating Surplus and Capital Surplus

General. All cash distributed will be characterized as either “operating surplus” or “capital surplus.” USAC’s partnership agreement requires that USAC distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus. Operating surplus for any period consists of:

•	$36.6 million (as described below); plus

•	all of USAC’s cash receipts beginning January 18, 2013, the closing date of USAC’s initial public offering, excluding cash from interim capital transactions, which include the following:

•	borrowings (including sales of debt securities) that are not working capital borrowings;

•	sales of equity interests;

•	sales or other dispositions of assets outside the ordinary course of business; and

•	capital contributions received;

provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date w be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of the period but on or before the date of determination of operating surplus for the period; plus

•

cash distributions paid on equity issued to finance all or a portion of the construction, acquisition or improvement of a capital improvement (such as equipment or facilities) in respect of the period beginning on the date that USAC enters into a binding obligation to commence the construction, acquisition or improvement of a capital improvement and ending on the earlier to occur of the date the capital improvement or capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid on equity issued to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the capital improvements referred to above; less

•	all of USAC’s operating expenditures (as defined below) after the closing of USAC’s initial public offering; less

•	the amount of cash reserves established by USAC’s general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to USAC’s unitholders and is not limited to cash generated by USAC’s operations. For example, it includes a basket of $36.6 million that will enable USAC, if it chooses, to distribute as operating surplus cash it receives in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, USAC may also distribute as operating surplus up to the amount of any such cash that it receives from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

USAC defines operating expenditures in its partnership agreement, and operating expenditures generally means all of USAC’s cash expenditures, including, but not limited to, taxes, reimbursement of expenses to USAC’s general partner and its affiliates, payments made under interest rate hedge agreements or commodity hedge contracts (provided that (i) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (ii) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and maintenance capital expenditures (as defined below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures (as defined below);

•	investment capital expenditures (as defined below);

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to USAC’s partners; or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus. Capital surplus is defined in USAC’s partnership agreement as any distribution of available cash in excess of USAC’s cumulative operating surplus. Accordingly, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of USAC’s equity and debt securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions. USAC’s partnership agreement requires that USAC treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since January 18, 2013, the closing date of USAC’s initial public offering, equals the operating surplus from January 18, 2013 through the end of the quarter immediately preceding that distribution. USAC’s partnership agreement requires that USAC treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. USAC does not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are those capital expenditures required to maintain USAC’s long-term operating capacity and/or operating income. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are those capital expenditures that USAC expects will increase USAC’s operating capacity or operating income over the long term. Expansion capital expenditures will also include interest (and related fees) on debt incurred to finance all or any portion of the construction of such capital improvement in respect of the period that commences when USAC enters into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital improvement commences commercial service and the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of USAC’s existing operating capacity or operating income, but which are not expected to expand, for more than the short term, USAC’s operating capacity or operating income.

As described above, neither investment capital expenditures nor expansion capital expenditures will be included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction or improvement of a capital asset (such as gathering compressors) in respect of the period that begins when USAC enters into a binding obligation to commence construction of the capital asset and ends on the earlier to occur of the date the capital asset commences commercial service or the date that it is abandoned or disposed of, such interest payments are also not subtracted from operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by USAC’s general partner.

Distributions of Available Cash from Operating Surplus

USAC’s partnership agreement requires that USAC make distributions or payments of available cash from operating surplus for any quarter in the following manner:

•	first, as distributions or payments with respect to the Series A preferred units (as described above under “—Distributions of Available Cash:); and

•	thereafter, to the holders of common units, pro rata.

Holders of USAC’s Class B units are not entitled to distributions from available cash prior to conversion of the Class B units into common units.

Distributions from Capital Surplus

USAC’s partnership agreement generally provides that USAC may not declare or pay any distribution from capital surplus without the affirmative vote of the holders of at least 66 2/3% of USAC’s Series A preferred units. In the event a distribution from capital surplus is so approved, USAC may make distributions of available cash from capital surplus, as if they were from operating surplus.

General Partner Interest

USAC’s general partner owns a non-economic general partner interest, which does not entitle it to receive cash distributions. However, to the extent USAC’s general partner owns common units or other equity securities in USAC, it is entitled to receive cash distributions on any such interests. Similarly, to the extent USAC’s general partner owns units that have voting rights, it is entitled to exercise its voting power with respect to such interests.

Distributions of Cash upon Liquidation

If USAC dissolves in accordance with its partnership agreement, USAC will sell or otherwise dispose of its assets in a process called a liquidation. USAC will first apply the proceeds of liquidation to the payment of its creditors. USAC will distribute any remaining proceeds to the unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of USAC’s assets in liquidation; provided, that any cash or cash equivalents for distributions will be distributed with respect to USAC’s Series A preferred units (up to the positive balance in the associated capital accounts), prior to any distribution of cash or cash equivalents with respect to USAC’s common units or other junior securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective Plan participants who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us,” “our” or “we” are references to Energy Transfer LP and include our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and foreign persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, persons subject to special tax accounting rules as a result of any item of gross income with respect to our common units being taken into account in an applicable financial statement and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, we encourage each prospective common unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable laws, including the impact of the recently enacted U.S. tax reform legislation.

No ruling has been requested from the Internal Revenue Service (the “IRS”) regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units, including the prices at which our common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of U.S. federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us and our general partner.

Notwithstanding the above, and for the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (ii) whether all aspects of our method for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation and processing of certain minerals and natural resources, including crude oil, natural gas and other products of a type that are produced in a petroleum refinery or natural gas processing plant, the retail and wholesale marketing of propane, the transportation of propane and natural gas liquids, certain related hedging activities, certain activities that are intrinsic to other qualifying activities, and our allocable share of our subsidiaries’ income from these sources. Other types of qualifying income include interest (other than from a financial business), dividends, real property rents, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Code, the Treasury Regulations, published revenue rulings and court decisions and the representations described below that:

•	we will be classified as a partnership for federal income tax purposes; and

•

each of our operating subsidiaries, except as otherwise identified to Latham & Watkins LLP, will be disregarded as an entity separate from us or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•

neither we nor any of our partnership or limited liability company subsidiaries, other than those identified as such to Latham & Watkins LLP, have elected or will elect to be treated as a corporation for federal income tax purposes; and

•

for each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believes that these representations have been true in the past, are true as of the date hereof and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Energy Transfer LP will be treated as partners of Energy Transfer LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Energy Transfer LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Energy Transfer LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Energy Transfer LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity-Level Collections,” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

If, and to the extent that, a unitholder participates in the Plan, such unitholder will receive common units in lieu of all or a portion of any cash distribution he would otherwise receive from us. The tax consequences of such participation are generally expected to be the same to the Plan participants as if they had received their cash distributions paid to the common unitholders and then used these cash distributions to purchase additional common units either from us or on the open market, depending on how we instruct the Administrator to reinvest the distributions subject to the Plan.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation, recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis for the common units he purchases under the Plan will be equal to the amount of the distributions used to purchase those common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income, by any increases in his share of our nonrecourse liabilities and, on the disposition of a common unit, by his share of certain items related to business interest not yet deductible by him due to applicable limitations. Please read “—Limitations on Interest Deductions.” That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities, by his share of our excess business interest (generally, the excess of our business interest over the amount that is deductible) and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will generally have a share of our nonrecourse liabilities based on his or her share of our profits. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

An additional loss limitation may apply to certain of our unitholders for taxable years beginning after December 31, 2017, and before January 1, 2026. A non-corporate unitholder will not be allowed to take a deduction for certain excess business losses in such taxable years. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount is equal to $250,000, or $500,000 for taxpayers filing a joint return. Any losses disallowed in a taxable year due to the excess business loss limitation may be used by the applicable unitholder in the following taxable year if certain conditions are met. Unitholders to which this excess business loss limitation applies will take their allocable share of our items of income, gain, loss and deduction into account in determining this limitation. This excess business loss limitation will be applied to a non-corporate unitholder after the passive loss limitations and may limit such unitholders’ ability to utilize any losses we generate allocable to such unitholder that are not otherwise limited by the basis, at-risk and passive loss limitations described above.

Limitations on Interest Deductions

Our ability to deduct interest paid or accrued on indebtedness properly allocable to a trade or business, “business interest”, may be limited in certain circumstances. Should our ability to deduct business interest be limited, the amount of taxable income allocated to our unitholders in the taxable year in which the limitation is in effect may increase. However, in certain circumstances, a unitholder may be able to utilize a portion of a business interest deduction subject to this limitation in future taxable years. Prospective unitholders should consult their tax advisors regarding the impact of this business interest deduction limitation on an investment in our common units.

In addition, the deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder, our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

After giving effect to special allocation provisions with respect to our convertible units, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the common unitholders, including our general partner, in accordance with their percentage interests in us. If we have a net loss, that loss will be allocated to all common unitholders, including our general partner, in accordance with their percentage interests in us to the extent of their positive capital accounts, as adjusted for certain items in accordance with applicable Treasury Regulations.

Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of the offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts (subject to certain adjustments), if negative capital accounts (subject to certain adjustments) nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate such negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax Rates

Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 37% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax (NIIT) is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year. The U.S. Department of the Treasury and the IRS have issued Treasury Regulations that provide guidance regarding the NIIT. Prospective common unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

For taxable years beginning after December 31, 2017, and ending on or before December 31, 2025, a non-corporate unitholder is entitled to a deduction equal to 20% of its “qualified business income” attributable to us, subject to certain limitations. For purposes of this deduction, a unitholder’s “qualified business income” attributable to us is equal to the sum of:

•

the net amount of such unitholder’s allocable share of certain of our items of income, gain, deduction and loss (generally excluding certain items related to our investment activities, including capital gains and dividends, which are subject to a federal income tax rate of 20%); and

•

any gain recognized by such unitholder on the disposition of its units to the extent such gain is attributable to certain Section 751 assets, including depreciation recapture and “inventory items” we own.

Prospective unitholders should consult their tax advisors regarding the application of this deduction and its interaction with the overall deduction for qualified business income.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

We have adopted the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method.

Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of Units.”

We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property that is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate such unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

Subject to certain limitations, a Section 743(b) adjustment may create additional depreciable basis that is eligible for bonus depreciation under Section 168(k) to the extent the adjustment is attributable to depreciable property and not to goodwill or real property. However, because we may not be able to determine whether transfers of our units satisfy all of the eligibility requirements and due to other limitations regarding administrability, we may elect out of the bonus depreciation provisions of Section 168(k) with respect to basis adjustments under Section 743(b).

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer. Generally, a built-in loss is substantial if (i) it exceeds $250,000 or (ii) the transferee would be allocated a net loss in excess of $250,000 on a hypothetical sale of our assets for their fair market value immediately after a transfer of the interests at issue. In addition, a basis adjustment is required regardless of whether a Section 754 election is made if we distribute property and have a substantial basis reduction. A substantial basis reduction exists if, on a liquidating distribution of property to a unitholder, there would be a negative basis adjustment to our assets in excess of $250,000 if a Section 754 election were in place.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b)

adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders holding interests in us prior to any such offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables,” including potential recapture items such as depreciation recapture, or to “inventory items” we own. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Ordinary income recognized by a unitholder on disposition of our units may be reduced by such unitholder’s deduction for qualified business income. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “— Tax Consequences of Unit Ownership — Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis in proportion to the number of days in each month and will be subsequently apportioned among our unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among our unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The U.S. Department of Treasury and the IRS have issued Treasury Regulations that permit publicly traded partnerships to use a monthly simplifying convention that is similar to ours, but they do not specifically authorize all aspects of the proration method we have adopted. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “— Tax Consequences of Unit Ownership — Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it. Further, a tax exempt organization with more than one unrelated trade or business (including by attribution from investments in a partnership, such as us, that is engaged in one or more unrelated trades or businesses) must compute its unrelated business taxable income separately for each such trade or business, including for purposes of determining any net operating loss deduction. As a result, it may not be possible for tax exempt organizations to use losses from an investment in us to offset taxable income from another unrelated trade or business.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Gain on the sale or disposition of a common unit will be treated as effectively connected with a U.S. trade or business to the extent that a foreign unitholder would recognize gain effectively connected with a U.S. trade or business upon the hypothetical sale of our assets at fair market value on the date of the sale or exchange of that unit. Such gain shall be reduced by certain amounts treated as effectively connected with a U.S. trade or business attributable to certain real property interests, as set forth in the following paragraph.

Under the Foreign Investment in Real Property Tax Act, a foreign common unitholder (other than certain “qualified foreign pension funds” (or an entity all of the interests of which are held by such a qualified foreign pension fund), which generally are entities or arrangements that are established and regulated by foreign law to provide retirement or other pension benefits to employees, do not have a single participant or beneficiary that is entitled to more than 5% of the assets or income of the entity or arrangement and are subject to certain preferential tax treatment under the laws of the applicable foreign country) generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future.

Therefore, foreign unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of their units.

Upon the sale, exchange or other disposition of a common unit by a foreign unitholder, the transferee is generally required to withhold 10% of the amount realized on such sale, exchange or other disposition if any portion of the gain on such sale, exchange or other disposition would be treated as effectively connected with a U.S. trade or business. If the transferee fails to satisfy this withholding requirement, we will be required to deduct and withhold such amount (plus interest) from future distributions to the transferee. Because the “amount realized” would include a unitholder’s share of our nonrecourse liabilities, 10% of the amount realized could exceed the total cash purchase price for such disposed units. Due to this fact, the inability of publicly traded partnerships to match transferors and transferees of common units and other uncertainty surrounding the application of these withholding rules, the U.S. Department of the Treasury and the IRS have currently suspended these rules for transfers of certain publicly traded partnership interests, including transfers of our common units, until regulations or other guidance has been issued. It is unclear when such regulations or other guidance will be issued.

Additional withholding requirements may also affect certain foreign unitholders. Please read “— Administrative Matters — Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective common unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. For taxable years beginning on or before December 31, 2017, the Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Pursuant to the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity. Generally, we expect to elect to have our unitholders, including our general partner, take any such audit adjustment into account in accordance with their interests in us during the taxable year under audit, but there can be no assurance that such election will be effective in all circumstances. If we are unable to have our unitholders and former unitholders take such audit adjustment into account in accordance with their interests in us during the tax year under audit, our current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own our units during the tax year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties and interest, our cash available for distribution to our common unitholders might be substantially reduced.

Additionally, pursuant to the Bipartisan Budget Act of 2015, the Internal Revenue Code will no longer require that we designate a Tax Matters Partner. Instead, for taxable years beginning after December 31, 2017, we will be required to designate a partner, or other person, with a substantial presence in the United States as the partnership representative (“Partnership Representative”). The Partnership Representative will have the sole authority to act on our behalf for purposes of, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS. If we do not make such a designation, the IRS can select any person as the Partnership Representative. We currently anticipate that we will designate our general partner as our Partnership Representative. Further, any actions taken by us or by the Partnership Representative on our behalf with respect to, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of our unitholders.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other foreign entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

These rules generally apply to payments of FDAP Income currently and generally will apply to payments of relevant Gross Proceeds made on or after January 1, 2019. Thus, to the extent we have FDAP Income or have Gross Proceeds on or after January 1, 2019, that are not treated as effectively connected with a U.S. trade or business (please read “— Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other foreign entities, or persons that hold their common units through such foreign entities, may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective common unitholders should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $260 per failure, up to a maximum of $3,218,500 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed on taxpayers as a result of an underpayment of tax that is attributable to one or more specified causes, including: (i) negligence or disregard of rules or regulations, (ii) substantial understatements of income tax, (iii) substantial valuation misstatements and (iv) the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law. Except with respect to the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law, however, no penalty will be imposed for any portion of any such underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

With respect to substantial understatements of income tax, the amount of any understatement subject to penalty generally is reduced by that portion of the understatement which is attributable to a position adopted on the return: (A) for which there is, or was, “substantial authority”; or (B) as to which there is a reasonable basis and the relevant facts of that position are adequately disclosed on the return. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must adequately disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty.

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing federal income tax laws that affect the tax treatment of publicly traded partnerships and our common unitholders.

Recently, the President signed into law comprehensive U.S. federal tax reform legislation that significantly reforms the Internal Revenue Code. This legislation, among other things, contains significant changes to the taxation of our operations and an investment in our common units, including a partial limitation on the deductibility of certain business interest expenses, a deduction for our unitholders relating to certain income from partnerships, immediate deductions for certain new investments instead of deductions for depreciation over time and the modification or repeal of many business deductions and credits. We continue to examine the impact of this tax reform legislation, and as its overall impact is uncertain, we note that this tax reform legislation could adversely affect the value of an investment in our common units. Prospective common unitholders are urged to consult their tax advisors regarding the impact of this tax reform legislation on an investment in our common units.

Additional modifications to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “— Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you will likely be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective common unitholder should consider their potential impact on his investment in us. We currently own property or do business in many states. Several of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective common unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state tax, local tax, alternative minimum tax or foreign tax consequences of an investment in us.

PLAN OF DISTRIBUTION

Subject to the discussion below, we will distribute newly issued common units sold under the Plan. A registered broker/dealer that is an affiliate of the Administrator will assist in the identification of investors and other related services, but will not be acting as an underwriter with respect to common units sold under the Plan. You will pay no service fees or brokerage trading fees whether common units are newly issued or purchased in the open market. We will pay all brokerage trading fees or other charges on common units purchased through the Plan. However, if you are participating in the Plan through your broker, you may be charged a fee by your broker for participating in the Plan on your behalf. Additionally, if you request that your common units held by the Administrator be sold, you will receive the proceeds less a service fee of $15.00 and any brokerage trading fees. The common units are currently listed on the NYSE.

Persons who acquire common units through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act, and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which he, she or it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the common units.

We have no arrangements or understandings, formal or informal, with any person relating to the sale of our common units to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purposes of the Plan.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Latham & Watkins LLP will also render an opinion on the material U.S. federal income tax consequences regarding the securities.

EXPERTS

The consolidated financial statements of Energy Transfer Equity, L.P. (renamed Energy Transfer LP on October 19, 2018) and subsidiaries as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Energy Transfer Partners, L.P. (renamed Energy Transfer Operating, L.P. on October 19, 2018) and subsidiaries as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and other reports and other information with the SEC. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.energytransfer.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information on our website is not incorporated into this prospectus and is not a part of this prospectus. Additionally, you can obtain information about us through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common units are listed.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus the documents listed below:

•	our annual report on Form 10-K for the year ended December 31, 2017;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018;

•

our current reports on Form 8-K or Form 8-K/A filed January 16, 2018, April 3, 2018, June 4, 2018, July 18, 2018, August 2, 2018, August 3, 2018, September 12, 2018, September 18, 2018, October 19, 2018 and October 25, 2018;

•

the description of our common units contained in our registration statement on Form 8-A, filed on January 31, 2006, and including any subsequent amendment thereto filed for the purpose of updating such description; and

•

all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of this offering (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K or Form 8-K/A).

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at http://www.energytransfer.com, or by writing or calling us at the address set forth below. Information on our website is not incorporated into this prospectus and is not a part of this prospectus.

Energy Transfer LP

8111 Westchester Drive, Suite 600

Dallas, TX 75225

Attention: Investor Relations

Telephone: (214) 981-0700

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates:

Securities and Exchange Commission registration fee	$72,890
Legal fees and expenses	30,000
Accounting fees and expenses	25,000
Printing and engraving expenses	50,000
Miscellaneous	2,110

Total	$180,000

Item 15.	Indemnification of Directors and Officers

Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against any and all claims and demands whatsoever. As provided in our partnership agreement, which is incorporated herein by reference, we will, to the fullest extent permitted by law but subject to the limitations expressly provided therein, indemnify and hold harmless our general partner, any Departing General Partner (as defined therein), any person who is or was an affiliate of our general partner or any Departing General Partner, any person who is or was a member, partner, officer, director, fiduciary or trustee of any Group Member (as defined therein), our general partner or any Departing General Partner, or any affiliate of any Group Member, our general partner or any Departing General Partner, or any person who is or was serving at the request of our general partner or any Departing General Partner, or any affiliate of our general partner or any Departing General Partner, as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person, or any person that our general partner designates as an Indemnitee for purposes of our partnership agreement (each, an “Indemnitee”) from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee, provided that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct, or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful.

This indemnification would under certain circumstances include indemnification for liabilities under the Securities Act. To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to our partnership agreement in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by us prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified under the partnership agreement. Any indemnification under these provisions will be only out of the assets of the partnership.

We are authorized to purchase and maintain (or to reimburse our general partner for the costs of) insurance against liabilities that may be asserted against and expenses that may be incurred by our general partner, its affiliates and such other persons as our general partner may determine and described in the paragraphs above in connection with their activities, whether or not we would have the power to indemnify such person against such liabilities under the provisions described in the paragraphs above. Our general partner has purchased insurance covering its officers and directors against liabilities that may be asserted and expenses that may be incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.	Exhibits

(a)	Exhibits

The exhibits required to be filed pursuant to the requirements of Item 601 of Regulation S-K are set forth in the Exhibit Index accompanying this Registration Statement on Form S-3 and are incorporated herein by reference:

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of January 25, 2015, by and among Energy Transfer Partners, L.P., Energy Transfer Partners, GP, L.P., Regency Energy Partners LP, Regency GP LP and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.1 of Form 8-K, File No. 1-11727, filed January 26, 2015)

2.2*	Amendment No. 1 to Agreement and Plan of Merger, dated as of February 18, 2015, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Rendezvous I LLC, Rendezvous II LLC, Regency Energy Partners LP, Regency GP LP, ETE GP Acquirer LLC and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.2 of Form 8-K, File No. 1-11727, filed February 19, 2015)

2.3*	Agreement and Plan of Merger, dated as of November 20, 2016, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Sunoco Logistics Partners L.P., Sunoco Partners LLC and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P. (incorporate by reference to Exhibit 2.1 of Form 8-K File No. 1-11727, filed November 21, 2016)

2.4*	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 16, 2016, by and among Sunoco Logistics Partners L.P., Sunoco Partners LLC, SXL Acquisition Sub LLC, SXL Acquisition Sub LP, Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., ETP Acquisition Sub, LLC and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.2 of Form 8-K File No. 1-11727, filed December 21, 2016)

2.5*	Contribution Agreement, dated as of January 15, 2018, by and among USA Compression Partners, LP, Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., ETC Compression, LLC and, solely for certain purposes therein, Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K filed January 16, 2018)

2.6*	Purchase Agreement, dated as of January 15, 2018, by and among USA Compression Holdings, LLC, Energy Transfer Equity, L.P., Energy Transfer Partners, L.L.C. and, solely for certain purposes therein, R/C IV USACP Holdings, L.P. and Energy Transfer Partners, L.P. (incorporated by reference to Exhibit 2.2 to the Registrant’s Form 8-K filed January 16, 2018)

2.7*	Agreement and Plan of Merger, dated as of August 1, 2018, by and among LE GP, LLC, Energy Transfer Equity, L.P., Streamline Merger Sub, LLC, Energy Transfer Partners, L.L.C. and Energy Transfer Partners, L.P. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed August 3, 2018)

4.1*	Certificate of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.2 of Form S-1, File No. 333-128097, filed September 2, 2005)

4.2*	Certificate of Amendment to Certificate of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.1 of Form 8-K, File No. 1-32740, filed October 19, 2018)

4.3*	Third Amended Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., dated February 8, 2006 (incorporated by reference to Exhibit 3.1 of Form 8-K, File No. 1-32740, filed February 14, 2006)

4.4*	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. dated November 1, 2006 (incorporated by reference to Exhibit 3.3.1 of Form 10-K, File No. 1-32740, filed November 29, 2006)

4.5*	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., dated November 9, 2007 (incorporated by reference to Exhibit 3.3.2 of Form 8-K, File No. 1-32740, filed November 13, 2007)

Exhibit Number	Description

4.6*	Amendment No. 3 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., dated May 26, 2010 (incorporated by reference to Exhibit 3.1 of Form 8-K, File No. 1-32740, filed June 2, 2010)

4.7*	Amendment No. 4 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., dated December 23, 2013 (incorporated by reference to Exhibit 3.1 of Form 8-K, File No. 1-32740, filed December 27, 2013)

4.8*	Amendment No. 5 to the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., dated as of March 8, 2016 (incorporated by reference to Exhibit 3.1 of Form 8-K, File No. 1-32740, filed March 9, 2016)

4.9*	Amendment No. 6 to the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., dated as of October 19, 2018 (incorporated by reference to Exhibit 3.1 of Form 8-K, File No. 1-32740, filed October 19, 2018)

5.1	Opinion of Latham & Watkins LLP as to the legality of the securities being offered

8.1	Opinion of Latham & Watkins LLP as to certain tax matters

23.1	Consent of Grant Thornton LLP related to Energy Transfer LP (previously named Energy Transfer Equity, L.P.)

23.2	Consent of Grant Thornton LLP related to Energy Transfer Operating, L.P. (previously named Energy Transfer Partners, L.P.)

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.4	Consent of Latham & Watkins LLP (included in Exhibit 8.1)

24.1	Powers of Attorney (included on the signature pages of this registration statement)

*	Each such exhibit has heretofore been filed with the Securities and Exchange Commission as part of the filing indicated and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act, each of the signatories hereto certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on December 10, 2018.

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Thomas E. Long
Thomas E. Long
Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas E. Long, Thomas P. Mason, and William J. Healy, and each of them, his true and lawful attorney-in-fact and agents, with full power to act without the other, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto and any and all other documents in connection therewith, with the Securities and Exchange Commission and any national exchange or self-regulatory agency, and to do and perform any and all acts and things requisite and necessary to be done in connection with the foregoing as fully as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated:

/s/ Kelcy L. Warren Kelcy L. Warren	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	December 10, 2018

/s/ Thomas E. Long Thomas E. Long	Chief Financial Officer (Principal Financial Officer)	December 10, 2018

/s/ Marshall S. McCrea, III Marshall S. McCrea, III	President, Chief Commercial Officer and Director	December 10, 2018

/s/ Matthew S. Ramsey Matthew S. Ramsey	Chief Operating Officer and Director	December 10, 2018

/s/ A. Troy Sturrock A. Troy Sturrock	Senior Vice President and Controller (Principal Accounting Officer)	December 10, 2018

/s/ Richard D. Brannon Richard D. Brannon	Director	December 10, 2018

/s/ Ray C. Davis Ray C. Davis	Director	December 10, 2018

/s/ Michael K. Grimm Michael K. Grimm	Director	December 10, 2018